Filed Pursuant to Rule 433

Registration No. 333-193070

Term Sheet dated November 17, 2015

5.750% Subordinated Notes due 2025

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings:	BB- / BB (S&P/Fitch)

Title of Securities:	5.750% Subordinated Notes due 2025 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	November 17, 2015

Settlement Date:	November 20, 2015 (T+3)

Final Maturity Date:	November 20, 2025

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$742,987,500

Underwriting Discount:	1.000%

Net Proceeds to Ally before Estimated Expenses:	$735,487,500

Coupon:	5.750%

Issue Price:	99.065%

Benchmark Treasury:	2.250% due November 15, 2025

Benchmark Treasury Yield:	2.264%

Spread to Benchmark Treasury:	361.1 bps

Yield to Maturity:	5.875%

Interest Payment Dates:	Semi-annually, in arrears on May 20 and November 20 of each year, until maturity, commencing May 20, 2016

Optional Redemption:	The Notes may be redeemed by us, (i) on or after October 21, 2025 (30 days prior to the maturity date of the Notes), in whole or in part or (ii) within 90 days following a Regulatory Capital Treatment Event (as such term is defined in the Preliminary Prospectus), in whole but not in part. The redemption price for any redemption set forth above will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. No redemption or early redemption of amounts owed under the Notes may be made without the prior written consent of the Board of Governors of the Federal Reserve System.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BF6

ISIN: US02005NBF69

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Blaylock Beal Van, LLC

Drexel Hamilton, LLC

Lebenthal & Co., LLC

Mischler Financial Group, Inc.

Denominations:	$2,000 x $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC toll-free at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this communication supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus.